UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40867

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBA Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Boulevard
(No. and Street)

Memphis (City) TN (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia Hopkins 202-659-8111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PBMares, LLP
(Name – *if individual, state last, first, middle name*)

3957 Westerre Parkway, Suite 220 (Address) Richmond (City) VA (State) 23233 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim Reber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBA Securities Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jim Reber
Signature

President
Title

Melissa C. Pearson
Notary Public

MELISSA C. PEARSON
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

My Commission Expires: January 31, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICBA Securities Corporation

Statement of Financial Condition

December 31, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

PBMares℠

ASSURANCE, TAX & ADVISORY SERVICES

ICBA Securities Corporation

Statement of Financial Condition

December 31, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

TABLE OF CONTENTS

PBMares[SM]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ICBA Securities Corporation
Memphis, Tennessee

We have audited the accompanying statement of financial condition of ICBA Securities Corporation (the Company) as of December 31, 2014, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

PBMares, LLP

Richmond, Virginia
February 18, 2015

FINANCIAL STATEMENT

ICBA SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2014

ASSETS	
Cash and cash equivalents	$ 720,664
Receivables from VSIBG:	
Program payments	85,370
Program reimbursements	170,348
Income tax receivable from parent	28,091
Prepaid expenses and other assets	1,965
Total assets	$ 1,006,438
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Trade payable	$ 26,030
Compensation payable	64,576
Due to related parties	116,340
Accrued expenses	13,378
Royalties payable:	
State independent banker associations	338,716
ICBA	20,309
Total liabilities	579,349
Stockholder's equity	
Common stock, no par value; 100 shares authorized and issued	70,000
Additional paid-in capital	65,000
Retained earnings	292,089
Total stockholder's equity	427,089
Total liabilities and stockholder's equity	$ 1,006,438

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ICBA Securities Corporation (the Company) is a wholly owned subsidiary of ICBA Services Network, Inc. (ISN), which is a wholly owned subsidiary of ICBA Consolidated Holdings, LLC, which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions throughout the United States.

In July 2014, the Company transitioned from primarily operating as a nonclearing broker-dealer to primarily providing customers and potential customers with access to industry educational opportunities, marketing and promoting other services provided by the ISN, and marketing and promoting the brand of the Company's exclusively endorsed broker-dealer, Vining Sparks IBG, L.P. (VSIBG). The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB).

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the SEC and, accordingly is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company will clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The Company ceased entering into any customer transactions, including fully disclosed transactions effective September 2, 2014, and does not receive or hold any customer funds or customer securities.

Under the terms of the Program Agreement with VSIBG, VSIBG has agreed to reimburse the Company for certain expenses, including, but not limited to, compensation of employees and general and administrative expenses. Reimbursements of approximately $1,263,000 are reflected in the financial statements as a reduction of expenses for the year ended December 31, 2014.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For purposes of reporting the statements of cash flows, cash and cash equivalents include cash on hand and due from banks. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. To date, the Company has not experienced any losses in such accounts.

Revenue Recognition and Receivables

Pursuant to the amended Program Agreement with VSIBG, the Company receives a percentage of commissions earned by VSIBG on a subset of VSIBG's customer trades. Prior to the amended agreement, the Company received a percentage of commissions earned on customers' securities transactions. Securities transactions were recorded on a settlement-date basis, generally the third business day following the transaction date. Receivables represent the amounts due from VSIBG. The Company uses the direct write-off method to account for bad debts.

Income Taxes

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statements of the parent company, who is the taxpayer for income tax purposes. The Company makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amount that would be reported if the Company was separately filing its tax return. In addition, the Company files its state income tax return on a separate basis.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's management has evaluated the impact of this guidance to its financial statements. The Company is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax positions as of December 31, 2014. The Company's current income tax expense was $81,075 for the year ended December 31, 2014 and there are no timing differences creating any deferred tax assets or liabilities. The effective tax rate was 31.4% for federal tax purposes and 7.2% for state. The Company's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed. With few exceptions, the Company is no longer subject to income tax examinations by federal, state or local tax authorities for years before 2011. The Company's policy is to classify income tax related interest and penalties, if any, in interest expense and penalties expense, respectively.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Fair Value of Financial Instruments and Fair Value Measurements

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments. The carrying amounts reported in the statements of financial position for cash and cash equivalents, receivables, payables, and accrued expenses approximate their fair values due to the short maturities of these instruments. The Company does not have any instruments measured at fair value on a recurring or non-recurring basis.

NOTE 2. RELATED-PARTY TRANSACTIONS

In connection with an administrative services agreement, ISN charges the Company for certain administrative expenses paid for by ISN, which totaled $457,700 for the year ended December 31, 2014. In addition, ISN and ICBA periodically pay other direct expenses which are charged back to the Company.

The Company also pays royalties to ICBA for use of its logo and name in marketing. The royalty is based on a percentage of operating income, subject to certain adjustments. The amount charged to expense totaled $157,708 for the year ended December 31, 2014.

The Company periodically settles with affiliates. The unpaid amount due to affiliates under these agreements represents "due to related parties" in the statement of financial condition.

NOTE 3. ROYALTIES – STATE INDEPENDENT BANKER ASSOCIATIONS

The Company pays the various supporting state independent banker associations a royalty for their endorsement of the Company's services. This royalty is based on a percentage of operating income, subject to certain adjustments, and is paid semiannually. The amount charged to expense totaled $698,661 for the year ended December 31, 2014.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital ratio, net capital and excess net capital were as follows:

Net capital ratio		4.100 to 1
Net capital	$	141,315
Excess net capital	$	102,692

ICBA Securities Corporation

Agreed Upon Procedure Report – SIPC Assessment

December 31, 2014

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

PBMares℠

ASSURANCE, TAX & ADVISORY SERVICES

PBMares[SM]

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
ICBA Securities Corporation
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by ICBA Securities Corporation (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and bank statements, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PBMares, LLP

Richmond, Virginia
February 18, 2015

ICBA Securities Corporation

Agreed Upon Procedure Report – SIPC Assessment

December 31, 2014

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

PBMares[SM]

ASSURANCE, TAX & ADVISORY SERVICES

PBMares[SM]

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
ICBA Securities Corporation
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by ICBA Securities Corporation (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and bank statements, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PBMares, LLP

Richmond, Virginia
February 18, 2015

PBMares[SM]

www.PBMares.com